T.RowePrice

September 2026

Digital Assets: Crypto Goes Mainstream

Blue Macellari, Head of Digital Asset Strategy, Lead Portfolio Manager
David Kroger, Co-Portfolio Manager
Chris Murphy, CIMA®, Head of ETF Specialists

Digital Assets: Crypto Goes Mainstream

Active Crypto ETF

TKNZ

Digital Assets

The T. Rowe Price Active Crypto ETF is not an investment company registered under the Investment Company Act of 1940 and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the Investment Company Act of 1940. The Trust is not a commodity pool for purposes of the Commodity Exchange Act. Before making an investment decision, you should carefully consider the risk factors and other information included in the prospectus. This material must be preceded or accompanied by a prospectus.

Presenters

Blue Macellari
Head of Digital Asset Strategy, Lead Portfolio Manager

David Kroger
Co-Portfolio Manager

Chris Murphy, CIMA®
Head of ETF Specialists

Birdseye view

As of 31 July 2026
Figures are Calculated in U.S. Dollars

2.2T (USD)
market cap of Digital Assets, the first **new** asset class since commodities

17 yrs
since the first Bitcoin (BTC) was mined

2 yrs
since the first crypto ETF/ETPs launched

90+
crypto ETF/ETP filings pending SEC approval


1010

Sources: Bloomberg Finance L.P. and CoinmarketCap. Analysis by T. Rowe Price.

Financial advisors' demand for crypto is growing

As of 1 January 2026

Key Takeaways

8th Annual Bitwise VettaFi Survey of
Financial Advisor Attitudes Toward Crypto Assets

74%

of advisors say clients are already investing in crypto—on their own

99%

of crypto-allocating advisors plan to maintain or increase exposure in 2026

77%

of advisors prefer ETFs as the gateway to crypto investing

94%

of advisors were asked about crypto by clients last year

Sources: Bitwise Asset Management, Inc. and VettaFi LLC – Survey of 299 financial advisors, including independent RIAs, broker dealer representatives, financial planners, wirehouse representatives, and institutional investors, conducted 31 October 2025 through 28 December 2025. Survey conducted annually.

Bitcoin dominance

Bitcoin's share of total crypto market capitalization has declined as the SEC-approved opportunity set has broadened

1 April 2013 Through 31 July 2026

59%

BTC SHARE OF CRYPTO MARKET CAP

95%

PEAK SINCE 2013

As the asset class has evolved beyond bitcoin, dominance has trended lower—widening the opportunity set for actively selecting among tokens rather than owning bitcoin alone.

BTC/TOTAL OF ALL CRYPTOCURRENCIES SECTOR, CLOSE


100%
75%
50%
25%
0%
2013
2016
2019
2022
2025

Source: Macrobond and CoinMarketCap. BTC dominance defined as bitcoin market capitalization divided by total cryptocurrency sector market capitalization. Weekly data, monthly points shown, through 31 July 2026.

Hyperliquid fee split — Trailing 30 days

How trading fees divide between builders, the HLP vault, and the buyback-and-burn engine - plus the HIP-1 burn path


HIP-1 auctions*
Dutch auction to register a new token ticker — the winning bid is burned.
Hyperliquid Ecosystem Fees (30-day) $74.45M total
Trading fees plus builder, deployment and other fee-related activity.
HLP vault ~$0.58M (0.8%)
Hyperliquid's own market-making vault; also backstops liquidations.
Other Fees and Distributions ~$16.04M (21.5%)
Share kept by teams that build or deploy their own markets.
Assistance Fund ~$57.83M (77.7%)
Automatically receives most fees to fund the buyback engine.
Buys HYPE (open market)
The fund purchases HYPE directly on the open market with its inflows.
Burns HYPE permanently
HYPE acquired by the Assistance Fund is burned and removed from circulating and total supply.

Source: DefiLlama, trailing 30 days as of Sept. 9, 2026
*Included in the $74.45M DeFiLlama fee total; shown separately to illustrate the burn mechanism.

Important information

Consider the investment objectives, risks, and charges and expenses carefully before investing. For a prospectus or, if available, a summary prospectus containing this and other information, call 1-800-638-7890. Read it carefully.

Material must be preceded or accompanied by a prospectus.

This material is being furnished for general informational purposes only. The material does not constitute or undertake to give advice of any nature, including fiduciary investment advice, and prospective investors are recommended to seek independent legal, financial, and tax advice before making any investment decision.

T. Rowe Price group of companies, including T. Rowe Price Associates, Inc., and/or its affiliates, receive revenue from T. Rowe Price investment products and services. **Past performance cannot guarantee future results.** The value of an investment and any income from it can go down as well as up. Investors may get back less than the amount invested.

Information and opinions presented have been obtained or derived from sources believed to be reliable and current; however, we cannot guarantee the sources' accuracy or completeness. There is no guarantee that any forecasts made will come to pass. The views contained herein are as of the date noted on the material and are subject to change without notice; these views may differ from those of other T. Rowe Price group companies and/or associates. Under no circumstances should the material, in whole or in part, be copied or redistributed without consent from T. Rowe Price.

ETFs/ETPs are bought and sold at market prices, not NAV. Investors generally incur the cost of the spread between the prices at which shares are bought and sold. Buying and selling shares may result in brokerage commissions which will reduce returns.

Risk considerations: All investments are subject to market risk, including the possible loss of principal. The Eligible Assets have a relatively limited history of existence and operations compared to traditional commodities. There is a limited established performance record for the price of the assets and, in turn, a limited basis for evaluating an investment. Crypto assets (including the Eligible Assets) have experienced periods of extreme price volatility and their prices may be influenced by, among other things, trading activity and regulatory scrutiny of crypto trading platforms due to fraud, failure, security breaches or otherwise. To the extent that the Fund trades Eligible Assets on crypto platforms and other trading venues, these crypto trading platforms are relatively new. In addition, crypto trading platforms may be lightly regulated, unregulated, or may be non-compliant with existing and applicable regulations in one or more jurisdictions in which they operate. A market disruption, such as a government taking regulatory or other actions that disrupt the crypto asset market, can also make it difficult to liquidate a position. Crypto asset markets in the U.S. exist in a state of regulatory uncertainty, and adverse legislative or regulatory developments could significantly harm the value of the Eligible Assets or the Shares. Regulatory developments such as by banning, restricting or imposing onerous conditions or prohibitions on the use of crypto assets, mining activity, digital wallets, the provision of services related to trading and custody of crypto assets, the operation of the Eligible Asset Networks, or the crypto asset markets generally may adversely impact the value of the Eligible Assets and, therefore, of the Fund.

T. Rowe Price Active Crypto ETF is organized as a Delaware statutory trust. The sponsor of the Trust is T. Rowe Price Sponsor LLC (the "Sponsor").T. Rowe Price Investment Services, Inc. ("TRPIS") serves as the distributor of the Trust.

T. Rowe Price Investment Services, Inc., distributor, T. Rowe Price funds.

Thank You

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